John H. Sellers

T: +1 650 843 5070

jsellers@cooley.com

December 17, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Re:	EBR Systems, Inc.
Amendment No. 3 to Registration Statement on Form 10-12G
Filed November 21, 2024
File No. 000-56671

Ladies and Gentlemen:

On behalf of EBR Systems Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated December 3, 2024 with respect to the Company’s Amendment No. 3 to Registration Statement on Form 10-12G on November 21, 2024, amending previously filed Amendment No. 2 to Registration Statement on Form 10-12G that was filed on October 23, 2024.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the Amended Registration Statement.

Form 10-12G/A No. 3 filed November 21, 2024
Interim Financial Statements

Pre-launch inventory, page F-37

1.	We note that during the three months ended September 30, 2024 you have begun to capitalize certain pre-launch inventory. Please expand your disclosure herein, or within your Critical Accounting Estimates on page 75, to provide the following additional disclosures:

•	Specifically identify the point during the FDA approval process that you determined a probable future benefit existed and the status of the FDA’s consideration of the safety and efficacy of the system and evaluation of the manufacturing process at that point.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission December 17, 2024 Page Two

The Company acknowledges the Staff's comment and notes that an accounting estimate is deemed critical when the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for an item, and the impact of the estimate on our financial statements is material. We advise the Staff that: (a) the value of pre-launch inventory, entirely comprised of raw materials, is stated at cost and is therefore not subject to measurement uncertainty or subjectivity; and (b) the amount of the capitalized inventory was not material as of September 30, 2024. Consequently, pre-launch inventory was not determined to be a critical accounting estimate, and therefore, not included in the related disclosure. We have a process to continue to monitor the balance of pre-launch inventory and modify our disclosures if our conclusions change.

The Company determined that a probable future benefit exists when: a) the primary efficacy and safety endpoints had met the pre-specified stopping rules and the clinical trial was concluded early for success; and b) module three of the pre-market approval application, which contained manufacturing information, was closed with no further questions regarding the manufacturing process.

•	Identify the risks and uncertainties surrounding market acceptance of the system once approved and how this will affect the realization of the asset.

The Company acknowledges the Staff's comment and advises the Staff to reference the Risk Factor disclosure from Item 1A, pages 35 and 36, of our Registration Statement on Form 10-12G, amended on November 20, 2024. In particular, we disclosed that:

“We cannot assure you that our products will achieve broad market acceptance among hospitals and physicians... Any failure of our products to generate sufficient demand or to achieve meaningful market acceptance and penetration will harm our future prospects and have a material adverse effect on our business, financial condition, and results of operations… Our future growth and profitability largely depend on our ability to increase physician awareness of our system and our products and on the willingness of hospitals, physicians, patients, or payors to adopt them…”.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission December 17, 2024 Page Three

We also noted that:

“We cannot provide assurance that our efforts to obtain such approvals or generate adoption will be successful or increase the use of our products, and if we are not successful, it could have a material adverse effect on our business, financial condition, and results of operations”

Please refer to the Risk Factor disclosure, as well as the pre-launch inventory disclosure on page F-37 for additional information. The Company believes these disclosures adequately discuss risks and uncertainties surrounding market acceptance of the product once approved and how this will affect the realization of the assets.

Please contact me at (650) 843-5070 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John H. Sellers
John H. Sellers
Cooley LLP

cc:	John McCutcheon, EBR Systems, Inc.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com